SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Quarterly Information ended June 30, 2007 with Special Review Report of Independent Auditors" dated on June 30, 2007.

Quarterly Information

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended June 30, 2007 with Special Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

June 30, 2007

Contents

Review Report of Independent Auditors	1
Balance Sheets	2
Statements of Income	4
Notes to Quarterly Information	6
Management Comments on Consolidated Performance	50

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

1.	We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A – TELESP and its subsidiaries for the quarter ended June 30, 2007, which comprised the balance sheet, the statements of income for the quarther and semester ended at the date, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries’ management and in accordance with the accounting practices adopted in Brazil.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.

Based on our special review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

São Paulo (SP), July 20, 2007 Ernst & Young Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

	BALANCE SHEETS
June 30, 2007 and March 31, 2007
	(In thousands of reais – R$)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated

	06/30/07	03/31/07	06/30/07	03/31/07

Assets
Current assets	4,664,734	4,883,131	4,727,251	5,031,224

Cash and cash equivalents	126,092	406,352	167,617	478,364
Trade accounts receivable, net	3,056,299	3,089,958	3,132,765	3,196,479
Deferred and recoverable taxes	978,391	871,246	1,028,121	918,784
Inventories	82,296	86,601	83,605	86,896
Other recoverable amounts	96,575	64,017	103,266	74,411
Other assets	325,081	364,957	211,877	276,290

Noncurrent assets	12,892,931	13,144,049	13,003,182	13,195,844

Noncurrent assets	1,310,841	1,284,281	1,388,902	1,366,923

Deferred and recoverable assets	553,752	547,300	575,582	574,628
Capitalizable investments	283,622	263,138	283,622	263,138
Escrow deposits	400,415	392,259	402,046	393,407
Other	73,052	81,584	127,652	135,750

Investments	584,332	579,540	231,531	237,107

Property, plant and equipment, net	9,948,468	10,172,490	10,277,201	10,426,759

Intangible assets, net	788,159	830,319	834,831	877,483

Deferred charges	261,131	277,419	270,717	287,572

Total assets	17,557,665	18,027,180	17,730,433	18,227,068

	Parent Company		Consolidated

	06/30/07	03/31/07	06/30/07	03/31/07

Liabilities and shareholders’ equity
Current liabilities	5,611,880	6,579,225	5,778,591	6,762,051

Loans and financing	362,893	375,292	362,893	375,292
Debentures	1,513,299	1,515,540	1,513,299	1,515,540
Trade accounts payable	1,295,491	1,273,297	1,411,777	1,392,373
Taxes payable	918,576	961,467	967,843	1,011,785
Dividends and interest on
shareholders’ equity	496,605	1,356,119	496,605	1,356,119
Reserves, net	95,554	92,405	96,430	93,250
Payroll and related charges	210,275	145,478	225,399	157,059
Temporary losses on derivatives	327,131	315,055	327,131	315,055
Other	392,056	544,572	377,214	545,578

Noncurrent liabilities	967,765	950,563	973,822	967,625

Noncurrent liabilities	967,765	950,563	960,720	952,339
Loans and financing	151,304	166,447	151,304	166,447
Debentures	-	-		-
Taxes payable	43,199	45,935	43,199	45,935
Reserves, net	630,312	609,913	632,354	611,895
Reserve for post-retirement benefit
plans	78,606	76,768	78,741	76,861
Other	64,344	51,500	55,122	51,201

Deferred income	-	-	13,102	15,286

Shareholders’ equity	10,978,020	10,497,392	10,978,020	10,497,392
Capital	6,575,198	6,575,198	6,575,198	6,575,198
Capital reserves	2,670,163	2,669,811	2,670,163	2,669,811
Income reserves	659,556	659,556	659,556	659,556
Retained earnings	1,073,103	592,827	1,073,103	592,827

Total liabilities and shareholders’ equity	17,557,665	18,027,180	17,730,433	18,227,068

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

	STATEMENTS OF INCOME
Six-month’ period ended June 30, 2007 and 2006
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

		Parent Company

	04/01/2007 to	01/01/2007 to	04/01/2006 to	01/01/2006 to
	06/30/2007	06/30/2007	06/30/2006	06/30/2006

Gross operating revenue	5,073,794	10,181,500	4,981,481	9,994,569
Revenue deductions	(1,577,958)	(3,140,385)	(1,448,825)	(2,908,843)

Net operating revenue	3,495,836	7,041,115	3,532,656	7,085,726
Cost of services provided	(1,847,547)	(3,715,377)	(1,894,810)	(3,827,159)

Gross profit	1,648,289	3,325,738	1,637,846	3,258,567
Operating expenses	(742,913)	(1,526,092)	(597,982)	(1,265,614)

Selling	(586,914)	(1,116,656)	(469,069)	(923,815)
General and administrative	(209,913)	(471,034)	(189,515)	(416,553)
Equity in subsidiaries	8,728	11,863	19,768	29,594
Other operating income (expenses), net	45,186	49,735	40,834	45,160

Income from operations before financial
expenses, net	905,376	1,799,646	1,039,864	1,992,953
Financial expenses, net	(297,701)	(383,829)	(415,047)	(501,490)

Nonoperating income, net	12,645	113,656	720	6,625

Income before taxes	620,320	1,529,473	625,537	1,498,088
Income and social contribution taxes	(238,321)	(554,647)	(221,422)	(506,972)
Reversal of interest on shareholders’ equity	221,000	221,000	290,000	290,000

Net income	602,999	1,195,826	694,115	1,281,116

Number of shares outstanding at the end of
six-month’ period (in thousands)	505,841	505,841	492,030	492,030
Earnings per share – R$	1.19207	2.36404	1.41072	2.60374

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

	STATEMENTS OF INCOME
Six-month’ period ended June 30, 2007 and 2006
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

		Consolidated

	04/01/2007 to	01/01/2007 to	04/01/2006 to	01/01/2006 to
	06/30/2007	06/30/2007	06/30/2006	06/30/2006

Gross operating revenue	5,321,355	10,662,159	5,094,808	10,205,745
Revenue deductions	(1,653,928)	(3,288,172)	(1,487,429)	(2,980,543)

Net operating revenue	3,667,427	7,373,987	3,607,379	7,225,202
Cost of services provided	(1,954,470)	(3,922,395)	(1,919,762)	(3,873,942)

Gross profit	1,712,957	3,451,592	1,687,617	3,351,260
Operating expenses	(794,110)	(1,627,139)	(637,948)	(1,344,027)

Selling	(601,745)	(1,145,292)	(484,611)	(954,809)
General and administrative	(226,270)	(509,203)	(198,216)	(437,487)
Equity in subsidiaries	(2,810)	(4,351)	2,708	(8)
Other operating income (expenses), net	36,715	31,707	42,171	48,277

Income from operations before financial
expenses, net	918,847	1,824,453	1,049,669	2,007,233
Financial expenses, net	(297,651)	(383,413)	(415,968)	(503,646)

Nonoperating income, net	12,799	114,086	904	6,820

Income before taxes	633,995	1,555,126	634,605	1,510,407
Income and social contribution taxes	(251,996)	(580,300)	(230,490)	(519,291)
Reversal of interest on shareholders’ equity	221,000	221,000	290,000	290,000

Net income	602,999	1,195,826	694,115	1,281,116

Number of shares outstanding at the end of
six-month’ period (in thousands)	505,841	505,841	492,030	492,030
Earnings per share – R$	1.19207	2.36404	1.41072	2.60374

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

June 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background

	a)	Shareholding control

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. At June 30, 2007, Telefónica S.A., the Group head company, held total indirect shareholding in the Company capital of 87.95%, 85.57% of which are common shares and 89.13% are preferred shares.

	b)	Operations

The Company renders fixed line telephone services in the São Paulo State under a Fixed Switch Telephone Service Concession Agreement – STFC granted by the National Telecommunications Agency – Anatel, which is in charge of regulating the telecommunications sector in Brazil (Note 1.c aforementioned). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand, and, more recently, cable TV services via satellite. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

	c)	Concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the major part of the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

	c)	Concession agreement (Continued)

The STFC Concession Agreement was extended at December 22, 2005, for a period of 20 years, and may be amended at December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows ANATEL to establish new conditions and new universalization and quality goals, under the conditions prevailing at the time.

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of June 30, 2007, the net book value of such returnable assets is estimated at R$7,532,103 (R$7,746,967 as of March 31, 2007), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

Every two years, over the twenty years of the new period, the public companies shall pay a renewal fee equivalent to 2% (two per cent) of the STFC income for the year prior to payment, net of taxes payable thereon. The first payment of such biannual payment occurred, exceptionally, on April 30th 2007, based on STFC net revenues in 2006, in the amount of R$224,760. The next payment is estimated for April 30, 2009 based on net STFC revenues for 2008.

	d)	Controlled Telecommunication service providers and subsidiaries

A.Telecom S.A.

A.Telecom S.A. (formerly Assist Telefônica S.A.), is a closely held company, wholly-owned by Telesp. This company is specialized in rendering data communication services and services related to maintenance of the client´s internal telephone network, as follows:

(i)	Digital Condominium, integrated equipment and service solution for voice, data and image transmission in commercial buildings;

(ii)	Installation, maintenance, exchange and extension of new internal cable points in homes and companies;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunication service providers and subsidiaries (Continued)

		(iii)	iTelefônica, free internet access provider;

		(iv)	Speedy Wi-Fi, broadband service for wireless internet access; and

		(v)	Speedy Corp, broadband service provider specifically developed for the corporate market.

Authorization to provide Satellite Pay-TV Services (DTH)

On March 14, 2007, ANATEL authorized A. Telecom to render cable TV services via satellite (Direct to Home – DTH). DTH is a special cable TV service that uses satellites to distribute direct television and audio signals to subscribers. The commercial operation is estimated to begin in the second half of 2007.

Aliança Atlântica Holding B.V.

This company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunication service providers and subsidiaries (Continued)

Companhia ACT de Participações

The business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

Telefônica Empresas S.A.

The business purpose is to render telecommunications services as well as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting as well as activities related to rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the capital reorganization process occurred in July 2006 (see Note 2.b).

2.	Corporate Restructuring in 2006

	a)	Merger of Atrium Telecomunicações Ltda. into A. Telecom S.A.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., being extinguished as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

2.	Corporate Restructuring in 2006 (Continued)

	b)	Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

On March 9, 2006, the Board of Directors of Telesp and of Telefônica Data Brasil Holding Ltda. (TDBH), both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services (“MCS”) of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

		(i)	merger of TDBH by Telesp, whereby TDBH members receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

		(ii)	partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

The Extraordinary General Shareholders’ Meetings of the Companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with a judicial proceeding filed by TDBH minority shareholders, revoked on July 25, 2006, the effects of the corporate reorganization were generated as from publication of the judicial proceeding on July 28, 2006.

3.	Presentation of the Quarterly Reviews

The individual and consolidated interim financial statements as of June 30, 2007 were prepared in accordance with accounting practices adopted in Brazil, which comprise, among others, the rules applicable to public telecommunications service concessionaires as well as the accounting rules and procedures established by the Brazilian Securities Commission - CVM, that are consistent with the rules adopted to prepare the financial statements for the last fiscal year. Quarterly information shall be analyzed together with the referred to financial statements.

Assets and liabilities are classified under current when the probability of realization or settlement is estimated to occur within the following twelve months. Otherwise, they are recorded under noncurrent items.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

3.	Presentation of the Quarterly Reviews (Continued)

The process of preparation of the financial statements involves the use of accounting estimates. Such estimates were based on objective and subjective factors, based on management’s judgment to determine the adequate value to be recorded in the financial statements.

Transactions involving estimates could result in amounts different from those recorded in the financial statements when their realization takes place in subsequent periods, due to inaccuracies inherent to estimates. The Company reviews its estimates and assumptions periodically.

The consolidated financial statements include balances and transactions of wholly and jointly-owned subsidiaries, according to the interests described below:

Controlled	Jun/2007	Mar/2007	Jun/2006

A.Telecom S.A.	100%	100%	100%
Telefonica Empresas S.A.	100%	100%	-
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%

Because the corporate restructuring mentioned in Note 2.b took place on July 28, 2006, the Parent Company and Consolidated results of the Company for the period ended June 30, 2007 consider the results of the split activities and the remaining portion of subsidiary Telefônica Empresas, respectively, for the quarter and semestrer ended in 30 June, 2007 this event shall be taken into consideration when comparing this with the results of the same period of the prior year.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among consolidated companies have been eliminated.

The quarterly information for the period ended June 30, 2007 take into consideration the requirements of Resolution No. 488/05 for both periods.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

4.	Cash and Cash Equivalents

		Parent Company		Consolidated

		Jun/2007	Mar/2007	Jun/2007	Mar/2007

	Cash and banks	6,206	9,601	18,158	21,024
	Temporary cash investments	119,886	396,751	149,459	457,340

	Total	126,092	406,352	167,617	478,364

		Temporary cash investments are liquid investments restated based on the Interbank Deposit Cetificate (CDI) rate variation and are held with first-rated banks.

5.		Trade Accounts Receivable, Net

		Parent Company		Consolidated

		Jun/2007	Mar/2007	Jun/2007	Mar/2007

	Billed amounts	2,414,819	2,467,716	2,385,502	2,485,134
	Unbilled amounts	1,249,931	1,269,039	1,382,389	1,378,854

	Gross accounts receivable	3,664,750	3,736,755	3,767,891	3,863,988

	Allowance for doubtful accounts	(608,451)	(646,797)	(635,126)	(667,509)

	Total	3,056,299	3,089,958	3,132,765	3,196,479

	Current	2,235,575	2,244,831	2,426,251	2,409,128
	Past due – 1 to 30 days	472,416	474,799	476,383	472,693
	Past due – 31 to 60 days	153,853	183,643	144,981	173,679
	Past due – 61 to 90 days	92,928	109,568	82,710	106,630
	Past due – 91 to 120 days	70,234	67,009	60,952	73,087
	Past due – more than 120 days	639,744	656,905	576,614	628,771

	Total	3,664,750	3,736,755	3,767,891	3,863,988

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
	June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

6. Deferred and Recoverable Taxes

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Withholding taxes	63,798	59,385	70,194	65,744
Prepaid/recoverable income and social contribution
taxes	13,071	15,171	16,833	18,705

Deferred taxes	1,013,360	973,819	1,053,469	1,013,109

Tax loss carryforwards – Income tax	-	-	10,640	14,120
Tax loss carryforwards – Social contribution tax	-	-	3,695	4,949
Reserve for contingencies	328,106	309,847	328,359	310,091
Postretirement benefit plans	26,726	26,101	26,772	26,132
Allowance for doubtful accounts	169,204	166,750	176,775	172,340
Allowance for reduction of inventory to market
value	31,344	33,053	31,390	33,099
Merged tax credit (*)	114,459	121,436	114,459	121,436
Income tax on other temporary differences	252,589	232,818	265,720	243,340
Social contribution tax on other temporary
differences	90,932	83,814	95,659	87,602

ICMS (state VAT) (**)	396,878	365,437	410,934	385,026
Other	45,036	4,734	52,273	10,828

Total	1,532,143	1,418,546	1,603,703	1,493,412

Current	978,391	871,246	1,028,121	918,784
Noncurrent	553,752	547,300	575,582	574,628

(*)	Amount merged due to split-off of Telefonica Empresas S.A. (Note 2.b).

(**)	Refers to the major part of the tax credits derived from the purchase of fixed assets, available for offset in 48 months.

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 18, 2006, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of June 30, 2007 as follows:

Year	Parent Company	Consolidated

2007	237,464	251,760
2008	340,655	354,572
2009	175,032	177,328
2010	136,936	139,650
2011	97,424	99,949
Starting 2012	25,849	30,210

Total	1,013,360	1,053,469

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.	Deferred and Recoverable Taxes (Continued)

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

As mentioned in Note 2.b, as a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A., in addition to investments in Galáxia Administrações e Participações S.A., a company having authorization for MCS (Multimedia Communication Service).

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged) and the corresponding  amortization, reversal of provision and tax credit realization are as follows:

Parent Company

Jun/2007

Balance Sheet

Goodwill, net of accumulated amortization	336,644
Provision, net of reversals
(222,185)

Net amount	114,459

Income Statement

Goodwill amortization during the period	(41,043)
Reversal of provision during the period	27,088
Tax credit during the period	13,955

Effect on result for the year	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.	Deferred and Recoverable Taxes (Continued)

Merged tax credit (Continued)

For purposes of calculation of the tax credit resulting from the takeover, the income and social contribution tax rates are 25% and 9% respectively.

As shown above, goodwill amortization, net of provision reversal and the related tax credit, did not generate effects on net income for the period ended June 30, 2007.

For a fair presentation of the Company’s financial position and results of its operations, the net amount of R$114,459 (R$86,428 in noncurrent assets and R$28,031 in current assets), which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

7.	Inventories

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Consumption materials	99,940	100,452	101,103	100,596
Resale items	64,018	69,930	64,299	70,217
Public telephone prepaid cards	10,225	13,125	10,225	13,125
Scraps	,300	308	,300	308
Allowance for reduction to recoverable
value and obsolescence	(92,187)	(97,214)	(92,322)	(97,350)

Total current	82,296	86,601	83,605	86,896

The allowance for reduction to recoverable value and obsolescence takes into consideration timely analyses carried out by the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

8.	Other Recoverable Taxes

		Parent Company			Consolidated

		Jun/2007	Mar/2007	Jun/2007		Mar/2007

	Advances to employees	16,861		5,534	19,273	6,673
	Advances to suppliers	34,982		27,879	38,018	36,399
	Escrow deposits	33,292		21,223	33,524	21,261
	Other recoverable amounts	11,440		9,381	12,451	10,078

	Total current	96,575		64,017	103,266	74,411

9.	Other Assets

			Parent Company			Consolidated

		Jun/2007		Mar/2007	Jun/2007	Mar/2007

	Prepaid expenses		93,504	96,689	95,330	97,699
	Concession review fee (*)		56,190	-	56,190	-
	Receivables from Barramar S.A. (**)		-	-	62,847	64,212
	Intercompany receivables – current		179,138	151,628	60,490	59,258
	Onlending of foreign currency loans		1,015	1,073	1,015	1,073
	Tax incentives, net of allowance		411	411	411	411
	Amounts linked to National Treasury securities		10,146	9,961	10,146	9,961
	Receivables - sale of property/scraps (***)		18,620	131,257	22,672	133,191
	Other assets		25,833	34,677	25,851	35,436

	Total		384,857	425,696	334,952	401,241

	Current		325,081	364,957	211,877	276,290
	Noncurrent		59,776	60,739	123,075	124,951

(*)	See Note 1.c. The above balance refers to the amount paid in advance in April 2007 and will be amortized by the end of the year. (Note 22).

(**)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

(***)

On January 15, 2007, Telesp and Windsor Investimentos Imobiliários Ltda., a wholly-owned subsidiary of Tecnisa S.A., entered into a Real Property Sale and Purchase Agreement, totaling R$134,555, referring to the property situated at Avenida Marques de São Vicente, 2353, corner of Avenida Nicolas Bôer, 301, Barra Funda, city of São Paulo, state of São Paulo, containing a total area of 251,380.81 m², whereby the net amount of R$127,300 was received from Windsor on April 16, 2007, when the respective Public Deed of Sale and Purchase was drafted.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

10.	Capitalizable Investments

Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Interests

As per Material Fact disclosed on October 31, 2006, the Company and Abril Group formalized several commercial and operating contractual relationships. Under said agreement, the Company will purchase 100% of shares representative of the cable TV operators controlled by Abril Group that provides Multichannel Multipoint Distribution Service (MMDS) and broadband operations, within and outside the state of São Paulo, within the limits established by the current legislation.

The effective acquisition of interest and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon previous approval by the National Communications Agency (ANATEL) and compliance with the other condition precedents provided for in the Agreement. The Brazilian Antitrust Agency (CADE) must also analyze the transaction from the competitiveness point of view.

In conformity with contractual provisions, on June 30, 2007, the Company made a prepayment in the amount of R$283,622 (R$263,138 as of March 2007) to Abril Group, collateralized by assets comprising TVA network.

11.	Escrow Deposits

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Civil litigation	112,355	111,781	112,391	111,817
Tax litigation	204,909	206,694	206,422	207,726
Labor claims	83,151	73,784	83,233	73,864

Total noncurrent	400,415	392,259	402,046	393,407

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

12. Investments

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Investments carried under the equity method	417,025	411,420	,00-	,00-

Aliança Atlântica Holding B.V.	55,126	57,904	,00-	,00-
A. Telecom S.A.	265,018	241,967	,00-	,00-
Companhia AIX de Participações	59,207	60,747	,00-	,00-
Companhia ACT de Participações	,025	,025	,00-	,00-
Telefonica Empresas S.A.	37,649	50,777	,00-	,00-

Negative and positive goodwill on acquisition of investments	77,707	78,520	90,810	93,806

Negative goodwill on acquisition of shares – Companhia AIX de
Participações	(17,470)	(17,470)	,00-	,00-
Amortization of negative goodwill – Companhia AIX de
Participações	4,367	2,184	,00-	,00-
Goodwill on merger – Katalyx Cataloguing do Brasil Ltda.	,945	,945	,945	,945
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese Participações Ltda.	(29,955)	(26,959)	(29,955)	(26,959)

Investments carried at cost	89,600	89,600	140,721	143,301

Portugal Telecom	75,362	75,362	126,483	129,063
Other companies	26,781	26,781	26,781	26,781
Other investments	3,360	3,360	3,360	3,360
Allowance for losses	(15,903)	(15,903)	(15,903)	(15,903)

Total	584,332	579,540	231,531	237,107

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, and is being amortized straightly in two years started in 2007 period, and is based on studies for deferred income.

The goodwill on the acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, has been amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12. Investments (Continued)

The main financial information of the subsidiaries, as of June 30, 2007 and March 31, 2007, is as follows:

			Jun/2007

	Aliança		Companhia	Companhia	Telefonica
	Atlântica	A. Telecom	AIX	ACT	Empresas

Paid-up capital	104,292	270,969	460,929	1	210,025
Capital reserve	-	,001	,00-	-	1,139
Retained earnings (accumulated
deficit)	5,959	(5,952)	(342,515)	49	(173,515)

Shareholders´ equity	110,251	265,018	118,414	50	37,649

Shares (thousands)
Number of subscribed and paid-
up shares	88	407,154	298,562	1	215,640
Number of common shares
owned	44	407,154	149,281	0.5	215,640
Ownership percentage	50%	100%	50%	50%	100%

			Mar/2007

	Aliança		Companhia	Companhia	Telefonica
	Atlântica	A. Telecom	AIX	ACT	Empresas

Paid-up capital	109,556	270,969	460,929	1	210,025
Capital reserve	-	,00-	,00-	-	1,139
Retained earnings (accumulated
deficit)	6,252	(29,002)	(339,434)	50	(160,387)

Shareholders´ equity	115,808	241,967	121,495	51	50,777

Shares (thousands)
Number of subscribed and paid-
up shares	88	407,154	298,562	1	215,640
Number of common shares
owned	44	407,154	149,281	0.5	215,640
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

12.	Investments (Continued)

The Company’s equity in subsidiaries is as follows:

			Jun/2007	Jun/2006

	Aliança Atlântica		(1,147)	2,968
	A. Telecom		45,561	25,820
	Companhia AIX de Participações		(4,489)	(2,796)
	Companhia ACT de Participações		,00-	-
	Santo Genovese		,00-	3,602
	Telefonica Empresas S.A.		(28,062)	-

	Total		11,863	29,594

13.	Property, Plant and Equipment, Net

					Parent Company

				Jun/2007			Mar/2007

		Annual
		depreciation		Accumulated	Net book		Accumulated	Net book
		rate %	Cost	depreciation	value	Cost	depreciation	value

	Property, plant and
	equipment		39,629,981	(30,024,541)	9,605,440	39,328,479	(29,487,936)	9,840,543

	Switching and transmission
	equipment	12.50 to 20.00	16,704,644	(14,037,254)	2,667,390	16,603,426	(13,798,070)	2,805,356
	Transmission equipment,
	overhead, underground
	and building cables,
	teleprinters, PABX, energy
	equipment and furniture	10.00	12,097,225	(9,323,779)	2,773,446	11,974,671	(9,177,625)	2,797,046
	Transmission equipment -
	modems	20.00 and 25.00	954,454	(719,133)	235,321	913,368	(683,135)	230,233
	Underground and undersea
	cables, poles and towers	5.00 to 6.67	407,412	(237,869)	169,543	405,823	(233,956)	171,867
	Subscriber, public and booth
	equipment	12.50	2,081,149	(1,477,856)	603,293	2,061,688	(1,428,873)	632,815
	IT equipment	20.00	560,171	(471,245)	88,926	561,313	(463,367)	97,946
	Buildings and underground
	cables	4.00	6,489,851	(3,686,245)	2,803,606	6,473,524	(3,633,007)	2,840,517
	Vehicles	20.00	60,379	(36,090)	24,289	60,614	(35,465)	25,149
	Land	-	230,580	-	230,580	230,938	-	230,938
	Other	4.00 to 20.00	44,116	(35,070)	9,046	43,114	(34,438)	8,676

	Property, plant and
	equipment in progress	-	343,028	-	343,028	331,947	-	331,947

	Total		39,973,009	(30,024,541)	9,948,468	39,660,426	(29,487,936)	10,172,490

	Average annual depreciation
	rates - %		10.05			10.07

	Assets fully depreciated		17,265,141			16,942,141

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

		June 30, 2007

	(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

13. Property, Plant and Equipment, Net (Continued)

				Consolidated

			Jun/2007			Mar/2007

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Property, plant and
equipment		40,033,174	(30,138,315)	9,894,859	39,644,890	(29,588,303)	10,056,587

Switching and
transmission equipment 12.50 to 20.00		16,724,198	(14,045,149)	2,679,049	16,620,571	(13,805,554)	2,815,017
Transmission equipment,
overhead, underground
and building cables,
teleprinters, PABX,
energy equipment and
furniture	10.00	12,199,521	(9,340,507)	2,859,014	12,061,563	(9,192, 029)	2,869,534
Transmission equipment -
modems	20.00	1,062,409	(731,268)	331,141	969,128	(690,729)	278,399
Underground and undersea
cables, poles and towers	5.00 to 6.67	421,188	(240,740)	180,448	419,599	(236,581)	183,018
Subscriber, public and
booth equipment	12.50	2,143,186	(1,501,999)	641,187	2,123,267	(1,450,196)	673,071
IT equipment	20.00	602,273	(487,882)	114,391	591,588	(478,450)	113,138
Buildings and
underground cables	4.00	6,490,335	(3,686,329)	2,804,006	6,474,008	(3,633,086)	2,840,922
Vehicles	20.00	60,885	(36,357)	24,528	61,134	(35,718)	25,416
Land	-	230,580	-	230,580	230,938	-	230,938
Other	4.00 to 20.00	98,599	(68,084)	30,515	93,094	(65,960)	27,134

Property, plant and
equipment in progress	-	382,342	-	382,342	370,172	-	370,172

Total		40,415,516	(30,138,315)	10,277,201	40,015,062	(29,588,303)	10,426,759

Average annual
depreciation rates - %		10.11			10.13

Assets fully depreciated		17,314,609			16,986,352

14. Intangible Assets, Net

				Parent Company

			Jun/2007			Mar/2007

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents	10.00	1,511	(1,511)	-	1,511	(1,511)	-
Software	20.00	1,904,484	(1,160,517)	743,967	1,869,956	(1,087,543)	782,413
Other	20.00	156,483	(112,291)	44,192	156,483	(108,577)	47,906

Total		2,062,478	(1,274,319)	788,159	2,027,950	(1,197,631)	830,319

Average annual
depreciation rates %		19.75			19.66

Assets fully depreciated		567,561			489,172

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
		June 30, 2007
	(In thousands of reais, unless otherwise stated)
	(A free translation of the original issued in Portuguese)

14. Intangible Assets, Net (Continued)

				Consolidated

			Jun/2007			Mar/2007

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents	10.00	1,517	(1,511)	6	1,517	(1,511)	6
Software	20.00	2,022,411	(1,238,914)	783,497	1,982,793	(1,160,523)	822,270
Other	20.00	167,424	(116,096)	51,328	167,424	(112,217)	55,207

Total		2,191,352	(1,356,521)	834,831	2,151,734	(1,274,251)	877,483

Average annual depreciation
rates %		19.75			19.63

Assets fully depreciated		573,941			495,570

15. Deferred Charges

Deferred charges as of June 30, 2007 and March 31, 2007 are as follows:

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Pre-operating expenses (a)	,00-	,929	4,110	5,278

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(55,788)	(54,859)	(61,169)	(60,001)

Goodwill on acquisition of the IP network (b)	39,908	41,723	39,908	41,723

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(32,653)	(30,838)	(32,653)	(30,838)

Merged goodwill TDBH (c)	221,223	234,767	221,223	234,767

Cost	301,276	301,276	301,276	301,276
Accumulated amortization	(80,053)	(66,509)	(80,053)	(66,509)

Other	,00-	,00-	5,476	5,804

Cost	,00-	,00-	12,059	12,059
Accumulated amortization	,00-	,00-	(6,583)	(6,255)

Total	261,131	277,419	270,717	287,572

(a)	Pre-operating expenses in the Company refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months. Pre-operating expenses in subsidiaries are being amortized over 120 months.

(b)

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic basis for the goodwill is the expected future profitability, for an amortization period of 120 months.

(c)	The goodwill resulting from takeover of Telefonica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the split-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period of 60 (sixty) months from the TDBH merger occurred in July 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
		June 30, 2007
	(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

16. Loans and Financing

	Parent Company and Consolidated			Balances as of Jun/2007

		Annual
		interest rate
	Currency	%	Maturity	Current	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,084	34,762	40,846
Loans in local currency	R$	130% of CDI	In 2007	1,123	-	1,123
Loans in foreign
currency (*)			Up to 2009	355,686	116,542	472,228

Total				362,893	151,304	514,197

	Parent Company and Consolidated			Balances as of Mar/2007

		Annual
		interest rate
	Currency	%	Maturity	Current	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,286	37,003	43,289
		130% of CDI
Loans in local currency	R$		In 2007	1,082	-	1,082
		rate
Loans in foreign			Up to 2009	367,924	129,444	497,368
currency (*)

Total				375,292	166,447	541,739

(*) The breakdown of loans in foreign currency is as follows:

Parent Company and						Balance as of
Consolidated	Currency	Annual interest rate		Principal	Interest	Jun/2007

Resolution 2770	USD	4.80%		241,055	25,764	266,819
Resolution 2770	JPY	0.50%		9,622	-	9,622
Untied Loan – JBIC	JPY	Libor + 1.25%		194,237	1,550	195,787

				444,914	27,314	472,228

Parent Company and						Balance as of
Consolidated	Currency	Annual interest rate		Principal	Interest	Mar/2007

Resolution 2770	USD	4.80%		256,598	24,312	280,910
Untied Loan – JBIC	JPY	Libor + 1.25%		215,741	717	216,458

				472,339	25,029	497,368

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

16.	Loans and Financing (Continued)

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Long-term debt maturities (Consolidated)

Year	Amount

2008	41,744
2009	83,488
2010	5,794
2011	5,794
Starting 2012	14,484

Total	151,304

17. Debentures

Parent Company and Consolidated

Annual
	Currency	interest rate %	Maturity	Jun/2007	Mar/2007

Debentures	R$	103.50% of CDI rate	2007	1,513,299	1,515,540
Total				1,513,299	1,515,540

Debentures are subject to renegotiation, estimated for September 1, 2007, occasion when the first period of effectiveness of Compensation ends. Board of Director resolutions on the renegotiation conditions will be communicated by the Company through newspaper publications in up to 18 business day from the closing of each period of effectiveness of the Compensation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

18. Taxes Payable

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Taxes on income
Income tax	48,488	89,742	53,011	94,196
Social contribution tax	17,269	32,485	18,744	34,045

Deferred taxes
Income tax	74,087	65,652	74,087	65,652
Social contribution tax	25,967	23,256	25,967	23,256

Indirect taxes
ICMS (state VAT)	685,558	676,955	714,257	706,875
PIS and COFINS (taxes on revenue)	64,131	71,029	70,491	77,327
Other Liability	27,025	26,488	27,025	26,488
Other	19,250	21,795	27,460	29,881

Total	961,775	1,007,402	1,011,042	1,057,720

Current	918,576	961,467	967,843	1,011,785
Noncurrent	43,199	45,935	43,199	45,935

Tax liabilities, net of escrow deposits, questioned in court are recorded under legal liability, as provided for in CVM Resolution No. 489/2005.

The heading “Others” includes FUST amounts payable of R$81,925 as of June 30, 2007, net of escrow deposits of R$70,503.

19.	Payroll and Related Charges

		Parent Company		Consolidated

		Jun/2007	Mar/2007	Jun/2007	Mar/2007

	Salaries and fees	33,751	26,555	35,122	27,580
	Payroll charges	112,887	81,104	123,023	89,149
	Accrued benefits	17,232	16,570	17,502	16,804
	Employee profit sharing	46,405	21,249	49,752	23,526

	Total	210,275	145,478	225,399	157,059

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

20. Dividends and Interest on Shareholders’ Equity

	Parent Company/Consolidated

	Jun/2007	Mar/2007

Interest on shareholders´ equity	113,639	266,826

Telefónica Internacional S.A.	-	67,627
SP Telecomunicações Holding Ltda.	-	20,685
Telefônica Data do Brasil Ltda.	-	1,537
Minority shareholders	113,639	176,977

Dividends	382,966	1,089,293

Telefónica Internacional S.A.	-	467,842
SP Telecomunicações Holding Ltda.	-	143,098
Telefônica Data do Brasil Ltda.	-	10,632
Minority shareholders	382,966	467,721

Total	496,605	1,356,119

The balance of interest on shareholders’ equity and dividends payable to minority shareholders in June 30, 2007, refers to amounts declared to be available but not yet claimed.

21. Reserves, Net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the composition of the provision by nature of the claims and the evolution in the second quarter of 2007:

		Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of 3/31/2007	429,592	293,261	134,211	857,064

Additions	12,062	6,586	6,116	24,764
Write-offs	(10,275)	(3,990)	(10,615)	(24,880)
Monetary restatement	18,315	5,991	1,168	25,474

Balances as of 06/30/2007	449,694	301,848	130,880	882,422

Escrow deposits	(81,304)	(65,100)	(7,234)	(153,638)

Net amount	368,390	236,748	123,646	728,784

Current	51,136	26,590	18,704	96,430
Noncurrent	317,254	210,158	104,942	632,354

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.1.	Labor Contingencies and Reserves

The Company has various labor contingencies and recorded a provision of R$449,694, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

		Amount Involved

Risk	Telesp	A. Telecom	Total

Remote	2,498,932	7,391	2,506,323
Possible	10,288	-	10,288
Probable	448,980	714	449,694

Total	2,958,200	8,105	2,966,305

These labor contingencies and reserves involve a number of lawsuits, mainly related to salary differences, salary parity, overtime, employment relationship of employees of outsourced companies and hazardous duty premium, among others.

The Company made escrow deposits in the amount of R$81,304 for the reserves mentioned above.

21.2.	Tax Contingencies and Reserves

			Amount involved

	Risk	Telesp	AIX	A.Telecom	Total

	Remote	1,816,631	-	1,333	1,817,964
	Possible	3,157,650	-	11,112	3,168,762
	Probable	299,571	2,277	-	301,848

	Total	5,273,852	2,277	12,445	5,288,574

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies was recorded for the claims considered as probable risk amounting to R$301,848 as of June 30, 2007. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

Claims by the National Institute of Social Security (INSS) referring to:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and Reserves (Continued)

	a)	Collection of Workers’ Compensation Insurance (SAT) and charging of joint liability for payment of social security contributions allegedly not made by contractors, in the approximate amount of R$313,086. Based on a partially unfavorable court decision, management decided to record of R$103,433 relating to the portion of the total amount for which the likelihood of loss is probable. A judicial amount of R$562 was made.

	b)	Social security contribution on amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$139,234. Based on higher court decisions and an unfavorable court decision in a similar case involving another company from the Group, the Company’s management assessed the amount of R$96,808 as probable los, setting up reserve for such amount.

c)

Notice demanding social security contributions, SAT (Workers’ Compensation Insurance) and amounts for third parties National Institute for Agrarian Reform and Colonization - INCRA and Brazilian Mini and Small Business Support Agency (SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$59,150, considered a possible risk. These lawsuits are in the 1st lower court and at the last administrative stage, respectively. No provision was recorded based on the risk classification of this matter.

d)

Notice demanding social security contributions for joint liability in 1993, in the amount of approximately R$190,263, for which the risk is considered possible. This process is at the second administrative level. No reserve was made based on the risk classification of this matter.

	e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No reserve was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 2nd administrative level.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and Reserves(Continued)

f)

On December 20, 2005 notices were drawn concerning the period from May 1995 to December 1998 demanding the payment of social security contributions amounts, through reconstruction of the tax base and considering the existence of joint liability between the Company and the service providers in general and those related to civil construction. The amount of R$241,385, which refers to the use of inadequate criteria for calculation of the reconstructed tax base, and of R$182,138, corresponding to the wrong definition of civil construction for reconstruction, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as remote risk of loss by the legal counsel. The amount of R$808,012 is classified as possible risk due to the existing judicial arguments that support the procedure adopted by the Company and the removal of the joint liability. The process is at the first administrative stage. No reserve was made based on the risk classification of this matter.

Claims by the São Paulo State Finance Office, referring to:

g)

Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$28,655 for November and December 1996 and amounting to R$211,705 from January 1997 to March 1998, at the second administrative stage, assessed as possible risk, and R$191,590 for the period from April 1998 to December 1999, at the second administrative stage, assessed as possible risk. No reserve was recorded based on the risk classification of these matters.

	h)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$6,349 assessed as possible risk. The process is at the higher court. No reserve was recorded based on the risk classification of this matter.

	i)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$32,109, for which the risk is considered possible. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and Reserves(Continued)

Claims by the São Paulo State Finance Office, referring to: (Continued)

j)

Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000 and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$116,201. The risk is considered possible by legal counsel. The claim is at the 2nd and 1st administrative stage, respectively. No reserve was recorded based on the risk classification of this matter.

	k)	Notifications of around R$8,415 regarding the former Ceterp’s loss of the ICMS tax benefit established by State Decree No. 48,237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

l)

Tax assessment notices related to nonpayment of ICMS, in the period from January 2001 to December 2005, on amounts received for lease of personal property (modem), totaling R$140,212. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

m)

Tax assessment notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$249,189, upon determination of the tax base. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and Reserves (Continued)

Claims by the São Paulo State Finance Office, referring to: (Continued)

n)

Notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations during May to December 2004, due to: (i) non presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) lack of payment of tax referring to a portion of the communication services rendered. The amount under dispute is of R$7,091, already considering payment of the notice item, in the terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), referring to non-payment of taxes. The likelihood of loss is rated as possible. We point out that part of the delinquencies refer to information not filed by other operating companies. The defense was presented on July 17, 2007.

Considering the risk involved, the Company did not record a provision.

Litigation at the Federal and Municipal levels:

o)

FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$18,986, considered a probable loss. The claim is at the higher court. Reserve was recorded based on the risk classification of this matter.

	p)	Tax collection claim demanding differences regarding income tax, based on DCTFs (Declaration of Federal Tax Credits and Debits) for the first quarter of 1999, amounting to approximately R$5,604, assessed as possible risk. These claims are at the 1st administrative stage and no reserve was recorded based on the risk classification.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and Reserves (Continued)

Litigation at the Federal and Municipal levels: (Continued)

	q)	At the municipal level, the Company has contingencies related to IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$7,737 which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter. The Company made escrow deposits in the amount of R$3,269 for such questionings.

r)

The Company filed an annulment action with a view to obtaining a court order that fully annuls tax credits resulting from tax assessment notices drawn up by the municipality of São Paulo, alleging differences in payment of the ISS, and charging late payment fine of 20% not paid, in the amount of R$19,268. A reserve was not set up for this contingency, based on the legal advisor’s opinion of a possible unfavorable outcome. The claim is at trial court.

s)

On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST tax basis, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court. The contingency risk was assessed as possible by the Company’s legal advisors. The amount involved is of R$125,763. No reserve was recorded based on the risk classification of this matter.

t)

Tax assessment notice drawn up by the IRS demanding payment of Corporate Income Tax (IRPJ), which was offset in 2002 Corporate Income Tax Return (DIPJ) against Withholding Income Tax (IRRF) by Public Agencies for the rendering of services during calendar year 2001. The suit is at the first administrative stage. The risk was classified as probable, and as such, a reserve was set up in the amount of R$1,426.

There are other contingencies for which provisions have been recorded, in the amount of R$73,458, considered of probable risk by the Company management, with related judicial deposits in the amount of R$61,269.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.3.	Civil Contingencies and Reserves

		Amount Involved

Risk	Telesp	A. Telecom	Total

Remote	950,852	250	951,102
Possible	989,082	160	989,242
Probable	130,851	29	130,880

Total	2,070,785	439	2,071,224

These contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, among others, in the amount of approximately R$494,049.

In addition, we describe below the most relevant civil contingencies, including their risk assessment:

-

The Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$297,756. The risks involved were assessed as possible by legal counsel. The claims are at appellate court level. Telesp expects that a favorable decision will be handed down by the higher and supreme courts. Considering the likelihood of loss, no provision was recorded.

-	The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) revaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$197,437. Based on the risk classification, no reserve was recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.3.	Civil Contingencies and Reserves (Continued)

-

On June 9, 2000, WCR do Brasil Serviços Ltda. filed a collection suit against the Company, in which it claims the supposed difference between amounts received by Telesp related to use of the “0900 Service” and the amounts which were transferred to WCR. The updated amount claimed in the suit is R$62,710. On October 1, 2004, a ruling was handed down by the 13th Civil Court of São Paulo - Capital, whereby the claim was judged valid. On December 14, 2004, an appeal was lodged against this ruling, which was distributed to the 26th Panel of Judges of the Capital. On May 26, 2006, a ruling was handed down on the appeal considering it to be partially valid, maintaining the text of the decision. This case involves a probable unfavorable outcome, as such, a reserve was set up.

22. Other Liabilities

	Parent Company		Consolidated

	Jun/2007	Mar/2007	Jun/2007	Mar/2007

Consignments on behalf of third parties	151,502	165,450	142,263	158,622

Collateral for deposits	1,853	1,856	1,853	1,856
Amounts charged to users	88,565	96,676	75,741	86,046
Retentions	59,848	65,572	63,426	69,368
Other	1,236	1,346	1,243	1,352

Advances from customers	45,882	43,575	45,882	43,575
Amounts to be refunded to subscribers	32,498	39,442	32,985	40,328
Concession renewal fee (Notes 1c and 9)	-	152,222	-	152,222
Accounts payable – sale of share fractions (a)	114,884	115,225	114,884	115,225
Other	53,773	52,032	64,368	59,229

Total	398,539	567,946	400,382	569,201

Current	355,172	525,708	350,043	520,572
Noncurrent	43,367	42,238	50,339	48,629

(a)	Amounts resulting from the auction of share fractions after the reverse split process in 2005, and TDBH acquisition process in 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

23. Shareholder’s Equity

Capital

Capital as of June 30, 2007 and March 31, 2007 is R$6,575,198. Subscribed and paid-up capital is represented by shares without par value, as follows:

	Jun/2007	Mar/2007

Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402

Total	506,237,272	506,237,272

Common treasury share	(210,578)	(210,578)
Preferred treasury share	(185,213)	(185,213)

Total	(395,791)	(395,791)

Outstanding shares
Common shares	168,609,292	168,609,292
Preferred shares	337,232,189	337,232,189

Total	505,841,481	505,841,481

Book value per outstanding share in R$	21.70	20.75

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76, with wording of Law No. 10,303/01.

Dividends – Net income on December 31, 2006

On March 29, 2007, the General Shareholders’ Meeting approved the distribution of dividends based on the accumulated earnings as of December 31, 2006, in the amount of R$705,631.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity (Continued)

The proposed interest on shareholders’ equity was determined as follows:

	Types of shares

	Common	Preferred (*)

Amounts in R$ per share	1.307780	1.438558

(*) 10% higher than for each common share, as per article 7 of the Company’s bylaws.

This dividend was granted to common and preferred shareholders registered as so in the Company’s shareholders registry book by the end of the day March 29, 2007. After that date, the shares were considered ex-dividends. The payment of this dividend will start on May 28, 2007.

Interest on shareholders´ equity – fiscal year 2007

On April 19, 2007, the Company published a notice of credit of interest on shareholders’ equity for 2007, approved in the Board of Directors meeting held on April 18, 2007, following the Annual Shareholders’ Meeting.

The Company declared interest on shareholders’ equity in the amount of R$221,000, withholding 15% income tax, resulting in net interest of R$187,850, as per article 9 of Law No. 9,249/95 and the Brazilian Securities and Exchange Commission CVM Resolution No. 207/96.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity (Continued)

		Tax immune or
		exempt corporate		Corporate entities
		entities (gross	Withholding	and individuals
	Value per share (R$)	amount)	income tax (15%)	(net amount)

	Common shares	0.409589	0.061438	0.348151
	Preferred shares (*)	0.450548	0.067582	0.382966

(*) 10% higher than for each common share, as per article 7 of the Company’s bylaws.

The interest on shareholders’ equity was paid to holders of common and preferred shares included in our records at the end of the April, 30th 2007, date of the book record. After such date, shares were considered “ex interest on shareholders’ equity”. Payment of the interest took place on May 28, 2007.

As provided for in article 28 of the Company’s bylaws, interest on shareholders’ equity may be attributed to the minimum mandatory dividends for the fiscal year 2007.

24. Net Operating Revenue

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Subscription	2,874,083	2,830,795	2,874,083	2,830,795
Activation	55,766	56,410	55,766	56,410
Local service	1,397,904	1,555,227	1,477,155	1,591,801

Domestic long distance	1,541,176	1,494,682	1,598,314	1,528,249

Intraregional	1,081,505	1,019,952	1,095,945	1,038,855
Interregional	459,671	474,730	502,369	489,394

International long distance	67,362	81,955	84,193	81,995
Network	1,987,708	2,163,171	2,072,470	2,203,178
Use of network	204,824	271,980	204,824	271,980
Public telephones	298,360	259,581	298,360	259,581
Business communication	1,284,973	791,947	1,414,639	783,953
Assignment of means	173,516	199,831	157,953	199,831
Other	295,828	288,990	424,402	397,972

Gross operating revenue	10,181,500	9,994,569	10,662,159	10,205,745

Taxes on gross revenue	(3,140,385)	(2,908,843)	(3,288,172)	(2,980,543)

ICMS (State VAT)	(2,264,396)	(2,271,047)	(2,356,639)	(2,321,252)
PIS and COFINS (taxes on revenue)	(371,630)	(372,912)	(404,276)	(389,863)
ISS (municipal service tax)	(15,074)	(13,907)	(21,041)	(17,392)
Discounts	(489,285)	(250,977)	(506,216)	(252,036)

Net operating revenue	7,041,115	7,085,726	7,373,987	7,225,202

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

24.	Net Operating Revenue (Continued)

Tariff adjustments that influenced the stated revenues

On July 10 and 14, 2006, through Rulings No. 59,517 and 59,665, ANATEL approved the tariff adjustment for STFC, according to criteria established in the Local and Long- Distance Concession Contracts, effective as from July 14, 2006 for the Local Basic Plan, and as from July 20, 2006 for the National Long-Distance Basic Plan. Average decreases were as follows:

Local Basic Plan: (-0.38%)

National Long-Distance Basic Plan: (-2.73%)

On January 1, 2007 and 2006, the new interconnection rules became effective, according to renewal of the Local and National Long-Distance Basic Plan, as follows:

	-	As from January 1, 2006, the local network tariff (TU-RL) is limited to 50% of the local minute value.

	-	As from January 1, 2007, the local network tariff (TU-RL) is limited to 40% of the local minute value.

25.	Cost of Services Provided

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Depreciation and amortization	(1,133,005)	(1,160,167)	(1,159,969)	(1,169,674)
Personnel	(96,784)	(111,581)	(121,217)	(117,448)
Materials	(22,024)	(18,013)	(22,829)	(18,287)
Network interconnection	(1,752,289)	(1,782,221)	(1,777,315)	(1,791,603)
Outside services	(541,148)	(574,828)	(612,817)	(592,923)
Other	(170,127)	(180,349)	(228,248)	(184,007)

Total	(3,715,377)	(3,827,159)	(3,922,395)	(3,873,942)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

26. Selling Expenses

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Depreciation and amortization	(9,110)	(6,419)	(9,173)	(7,095)
Personnel	(160,615)	(133,866)	(169,304)	(138,690)
Materials	(38,479)	(42,741)	(38,583)	(42,816)
Outside services	(571,692)	(504,115)	(580,771)	(523,366)
Allowance for doubtful accounts	(324,043)	(211,604)	(335,438)	(216,852)
Other	(12,717)	(25,070)	(12,023)	(25,990)

Total	(1,116,656)	(923,815)	(1,145,292)	(954,809)

27. General and Administrative Expenses

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Depreciation and amortization	(130,830)	(131,955)	(137,974)	(138,017)
Personnel	(128,488)	(88,001)	(145,529)	(95,092)
Materials	(7,056)	(5,356)	(7,781)	(5,564)
Outside services	(188,644)	(183,702)	(199,828)	(189,747)
Other	(16,016)	(7,539)	(18,091)	(9,067)

Total	(471,034)	(416,553)	(509,203)	(437,487)

28. Financial Expenses, Net

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Financial income	194,459	352,466	200,130	352,498

Income from temporary cash
Investments	17,124	79,066	21,338	80,800
Gains on derivative transactions	63,411	157,793	63,411	157,793
Interest receivable	18,932	28,203	20,133	26,138
Monetary/exchange variations	92,852	84,732	92,959	84,735
Other	2,140	2,672	2,289	3,032

Financial expenses	(578,288)	(853,956)	(583,543)	(856,144)

Interest on capital	(221,000)	(290,000)	(221,000)	(290,000)
Interest payable	(149,413)	(256,285)	(152,114)	(257,626)
Losses on derivative transactions	(165,168)	(257,858)	(165,221)	(257,858)
Expenses on financial
transactions	(42,195)	(36,810)	(44,419)	(37,642)
Monetary/exchange variations	(512)	(13,003)	(789)	(13,018)

Total	(383,829)	(501,490)	(383,413)	(503,646)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

29. Other Operating Expenses, Net

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Income	273,290	279,527	279,771	285,140

Technical and administrative
services	25,275	28,194	23,533	26,425

Amortization of negative goodwill -
Companhia AIX de Participações	4,367	-	4,367	-
Income from supplies	41,098	41,141	41,098	41,141
Dividends	10,073	10,999	13,208	13,976
Fines on telecommunication
services	58,910	57,048	60,999	57,048
Recovered expenses	76,399	81,276	79,836	84,661
Reversal of reserve for contingencies	32,569	19,516	32,655	19,469
Rental of shared infrastructure	21,212	26,705	21,212	26,705
Other	3,387	14,648	2,863	15,715

Expenses	(223,555)	(234,367)	(248,064)	(236,863)

Write-offs and adjustments to realizable
value of supplies	(3,030)	(2,167)	(3,017)	(2,167)
Goodwill amortization	(33,079)	(5,916)	(33,079)	(5,916)
Donations and sponsorships	(9,479)	(4,637)	(9,489)	(4,637)
Taxes (except IR and CSLL)	(123,612)	(126,109)	(135,679)	(125,721)
Labor, tax and civil reserves	(44,803)	(79,177)	(47,347)	(79,184)
Other	(9,552)	(16,361)	(19,453)	(19,238)

Total	49,735	45,160	31,707	48,277

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
	June 30, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

30. Non Operating Income, Net

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Income	168,066	20,489	168,539	20,735

Proceeds from sale of property, plant and
equipment and investments (*)	138,718	5,051	138,757	5,035
Unidentified revenue	25,925	12,171	25,925	12,189
Other	3,423	3,267	3,857	3,511

Expenses	(54,410)	(13,864)	(54,453)	(13,915)

Cost of sale of property, plant and equipment
and investments (*)	(54,374)	(13,864)	(54,417)	(13,915)
Other	(36)	-	(36)	-

Total	113,656	6,625	114,086	6,820

(*)	Refers mainly to the sale of the property situated in Barra Funda, São Paulo -SP, as mentioned in Note 9. The book value written down in March 2007 was R$46,044.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

31. Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) on June 30, 2007 and 2006 is shown in the table below:

	Parent Company		Consolidated

	Jun/2007	Jun/2006	Jun/2007	Jun/2006

Income before taxes	1,529,473	1,498,088	1,555,126	1,510,407

Social contribution tax
Social contribution tax expense	(137,653)	(134,828)	(139,961)	(135,937)
Permanent differences:
Equity pick-up	1,068	2,663	(392)	(1)
Unclaimed interest on shareholders equity	(5,855)	-	(5,855)	-
Nondeductible expenses, gifts, incentives and
dividends received	(5,844)	(2,220)	(8,904)	(1,713)

Social contribution tax expense in the statement
of income	(148,218)	(134,385)	(155,112)	(137,651)

Income tax
Income tax expense	(382,368)	(374,522)	(388,781)	(377,602)
Permanent differences:
Equity pick-up	2,966	7,399	(1,088)	(2)
Unclaimed interest on shareholders equity	(16,264)	-	(16,264)	-
Nondeductible expenses, gifts, incentives and
dividends received	(16,037)	(6,158)	(24,329)	(4,730)

Other
Incentives (cultural, food and transportation)	5,274	694	5,274	694

Income tax expense in the statement of income	(406,429)	(372,587)	(425,188)	(381,640)

Total (income tax + social contribution tax)	(554,647)	(506,972)	(580,300)	(519,291)

Deferred tax assets and liabilities are shown in Notes 6 and 18, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

Total consolidated current income and social contribution taxes payable at June 30, 2007 amounts to R$625,821 (R$594,799 at June 30, 2006).

32.	Related Party Transactions

	Significant balances with related parties are as follows:

		Consolidated

		Jun/2007	Mar/2007

	ASSETS
	Current assets	246,238	229,886

	Trade accounts receivable	184,123	168,190
	Other recoverable amounts	1,625	2,438
	Other assets	60,490	59,258

	Noncurrent assets	4,577	10,799

	Intercompany receivables	4,577	10,799

	Total assets	250,815	240,685

	LIABILITIES
	Current liabilities	310,641	1,007,723

	Trade accounts payable	282,347	270,214
	Interest on shareholders´ equity and dividends (See Note 20)	-	711,421
	Loans with related parties	1,123	1,082
	Intercompany payables	27,171	25,006

	Noncurrent liabilities	4,783	2,572

	Intercompany payables	4,783	2,572

	Total liabilities	315,424	1,010,295

		Consolidated

		Jun/2007	Jun/2006

	STATEMENT OF INCOME
	Revenue	137,684	192,632

	Telecommunications services	120,146	171,536
	Financial income	80	35
	Other operating revenue	17,458	21,061

	Costs and expenses	(1,128,133)	(1,178,057)

	Cost of services provided	(885,523)	(932,960)
	Selling	(178,754)	(197,137)
	General and administrative	(63,774)	(47,960)
	Financial	(82)	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

32.	Related Party Transactions (Continued)

Trade accounts receivable include receivables for telecommunications services, namely Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Empresariais do Brasil Ltda.

Other assets in current and noncurrent assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda, Vivo S.A. and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda. and Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo Group S.A. maintenance of systems for internet operation, provided by Terra Networks Brasil S.A., internet transit services – IP network, provided by Tiws Brasil Ltda., and management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services by Atento Brasil S.A., and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

33.	Post Retirement Benefit Plans

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers approximately 0.78% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

The Company maintains the same post retirement benefit plans informed on the last financial statements.

In the first semester of 2007, the Company made contributions to PBS Telesp Plan, in the amount of R$24 (R$27 in the same period of 2006), and to Visão Telesp Plan, in the amount of R$12,302 (R$11,165 in the same period of 2006).

A. Telecom individually sponsors two defined contribution plans: one being similar to that of Telesp, the Visão Assist benefit plan, which covers approximately 30% of its employees, and the other one with basic and additional contributions by the sponsor, equivalent to 30% of the basic and additional contributions by the participants. A. Telecom contributions to such plans in the first semester of 2007 totaled R$ 317 (R$97 in the same prior-year period).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan for the first semester of 2007 amounted to R$408 (R$1,533 in 2006).

The actuarial valuation of the plans was made in December 2006 and 2005 based on the employees’ data as of September 2006 and November 2005, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to November 30, 2006 and 2005. For multiemployer plans (PAMA and PBS-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

33. Post-Retirement Benefit Plans (Continued)

Below is the actuarial deficit recorded as of June 30, 2007 and March 31, 2007 regarding the following post retirement plans:

Plan	Jun/2007	Mar/2007

CTB	24,466	23,896
PAMA	54,140	52,872

Total Company	78,606	76,768
Visão Assist	135	93

Total Consolidated	78,741	76,861

Other plans sponsored by the Company and its subsidiaries recording surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) are not registered in accounting and the last actuarial valuation occurred in December 2006.

Shown below are expenses estimated for 2007 as per actuaries’ report:

	PBS /Visão		Visão –	Visão –
	Telesp/CTB	PAMA	Assist	TEmpresas

Current service cost	3,349	-	86	248
Interest cost	11,472	11,159	45	98
Expected return on plan assets	(15,323)	(6,087)	(45)	(604)
Employees’ contributions	(191)	-	(1)	(20)

Total expenses for 2007	(693)	5,072	85	(278)

34. Insurance (unaudited)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

34.	Insurance (unaudited) (Continued)

Below are listed the main insurance coverage contracted by the Company:

Type	Insurance Coverage

Operating risks (with loss of profits)	US$8,027,971 thousand
Optional third-party liability - vehicles	R$1,000
ANATEL guarantee insurance	R$9,779.8

35. Financial Instruments

Carrying and fair values of financial instruments as of June 30, 2007 and March 31, 2007 are as follows:

		Consolidated

	Jun/2007		Mar/2007

	Book	Fair	Book	Fair
	value	value	Value	value

Loans and financing	(2,027,496)	(2,020,465)	(2,057,279)	(2,050,370)
Derivatives	(327,131)	(306,653)	(315,055)	(288,192)
Cash and cash equivalents	167,617	167,617	478,364	478,364

	(2,187,010)	(2,159,501)	(1,893,970)	(1,860,198)

The valuation methodology used to determine the fair value of loans, financing and derivative instruments (currency and interest rate swap) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

35. Financial Instruments (Continued)

The Company has an interest of 0.94% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of June 2007 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to €10.23 (€10.03 at March 31, 2007):

			Consolidated

		Jun/2007		Mar/2007

		Book	Fair	Book	Fair
		value	value	Value	value

Portugal Telecom – direct investment		75,362	213,228	75,362	219,613
Portugal Telecom –	indirect
investment through	Aliança
Atlântica		51,121	71,076	53,701	73,204

		126,483	284,304	129,063	292,817

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

As of June 30, 2007, 25.31% (26.28% as of March 31, 2007) of the debt was denominated in foreign currency (U.S. dollar and yen), 100% (99.92% as of March 31, 2007) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). As of June 30, 2007, transactions with derivatives generated a consolidated negative result of R$102,737, which was partially offset against exchange gains on debts, in the amount of R$68,199. As of June 30, 2007, the Company recorded a liability of R$327,131 to reflect the net position of derivatives as of that date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35. Financial Instruments (Continued)

The carrying and fair values of the Company’s net excess (exposure) to the exchange rate risk as of June 30, 2007 and March 31, 2007 are as follows:

		Consolidated

		Jun/2007	Mar/2007

	Book	Fair	Book	Fair
	value	value	value	value

Liabilities
Loans and financing	513,074	505,525	540,657	532,484
Purchase commitments	61,047	61,047	74,193	74,193

Asset position on swaps	513,142	510,593	540,231	537,813

Net excess (exposure)	(60,979)	(55,979)	(74,619)	(68,864)

b)	Interest rate risk

To hedge against the currency and external variable interest rate (Libor) risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (interbank deposit rate), in a way that the Company’s indebtedness is affected by CDI fluctuations. The balance of loans and financing also includes debentures issued in 2004 bearing CDI-based interest of R$1,513,299 (R$1,515,540 as of March 31, 2007), as described in Note 17.

The Company invests its cash surplus (temporary cash investments) of R$149,459 (R$457,340 as of March 31, 2007) mainly in short-term instruments, based on the CDI variation, which also reduces the exposure to said risk. The carrying values of these instruments approximate their corresponding fair values, since they may be redeemed in the short term.

As of June 30, 2007, the Company had swap transactions – CDI vs. fixed rate, to partially hedge against fluctuations in internal interest rates. These hedging transactions, with a contracted principal of R$1,110,032, generated a net consolidated positive result of R$927 over the year, and this temporary gain was recorded in the statement of income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

	c)	Debt acceleration risk

As of June 30, 2007, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been met by the Company and have not restricted the Company’s ability to conduct its normal course of business.

	d)	Credit risk

As of June 30, 2007, the Company’s consolidated customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among top-tier financial institutions.

36.	Additional Information

On October 27, 2006, Decree No. 47,817 was published in the Official Gazette of the Municipality of São Paulo, regulating Law No. 14,023/05, which establishes that all aerial cabling in the city of São Paulo be buried and to comply with the Law. The Company is analyzing the effects of the referred to regulation in order to study its impacts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

June 30, 2007

 (In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

				Variation

	June/07	June/06%		R$

Gross revenues	10,662.2	10,205.7	4.5	456.5
Net operating revenues	7,374.0	7,225.2	2.1	148.8
Cost of services provided	(3,922.4)	(3,873.9)	1.3	(48.5)
Financial income (expenses), net	(383.4)	(503.6)	(23.9)	120.2
Operating revenues (expenses)	(1,627.2)	(1,344.1)	21.1	(283.1)
Operating income	1,441.0	1,503.6	(4.2)	(62.6)
Net income for the period	1,195.8	1,281.1	(6.7)	(85.3)

1.

Net operating revenues accumulated until June 2007 amounted to R$7,374.0 million, which, compared to revenues computed in the same prior-year period of R$7,225.2 million, represents an increase of R$148.8 million, or 2.1%. Such variation is basically a result of the growth in revenues from data communication by package due to Telefônica Empresas S.A. consolidation, increase in the Speedy service, in LDN (National Long Distance) revenues, and in the number of alternative plans in the period. Such effect was partially impacted, on the other hand, by the fall in the network use revenues due to the new interconnection rules effective as from January 1, 2007, whereby TU-RL is now limited to 40% of the local minute public tariff rate, representing a 20% decrease in relation to the tariff rate adopted in December 2006. In addition, local service revenues underwent a 7.2% reduction and inter-network revenues decreased due to increase in anti-fraud measures.

2.

Cost of services provided increased by R$48.5 or 1.3%, namely as a result of “Personnel expenses”, impacted by the salary adjustment in September/06, headcount increase due to transfer of employees from the subsidiary Telefônica Empresas S.A., voluntary resignation program (PDI) in February and June 2007, and “Third-party services”, principally because of increase in expenses with client services, with co- billing and with sales commissions, partially offset by the fall in production plant maintenance expenses and “Other”, due to rent of infra-structure to last mile traffic and to rent of network for data transmission.

3.

The negative financial result improved by R$120.2 million, or 23.9%, mainly justified by the fall in the CDI rate, the lower average net indebtedness, and decrease in the payment of interest on shareholders’ equity in the period.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

 June 30, 2007

 (In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

Net Financial Result				Variation

Annual Comparison – R$	June/07	June/06%		R$

Income/(loss)from financial transactions	21.4	83.0	(74.2)	(61.6)
Income/(loss) from hedge operations	(101.8)	(101.1)	0.7	(0.7)
CPMF	(42.2)	(36.8)	14.7	(5.4)
Interest receivable	20.1	26.2	(23.3)	(6.1)
Interest payable	(152.1)	(256.6)	(40.7)	104.5
Monetary/foreign exchange variations	92.2	71.7	28.6	20.5
Interest on shareholders’ equity	(221)	(290)	(23.8)	69

Net financial result	(383.4)	(503.6)	(23.9)	120.2

4.

Operating income presented a 4.2% decrease when compared to the same prior-year period. A significant portion of this result is due to growth in operating expenses in the six-month period, referring namely to personnel expenses, third-party services and rent of infra-structure, in addition to fall in network use revenues, local and inter-network services, partially offset by the rise in revenues from data communication by package, as a consequence of the Telefônica Empresas S.A. merger, Speedy services, LDN revenues and increase in the number of alternative plans.

5.	Physical data (*)

Changes in the major physical data:

	Unit	June/07	June/06	Variation %

Installed lines	Line	14,478,254	14,363,419	0.8
Fixed lines in operation	Line	12,036,987	12,342,394	(2.5)
Local traffic
Recorded pulses	Thousand
	pulses	10,329,148	14,943,571	(30.9)
Exceeding pulses	Thousand
	pulses	6,732,195	10,130,347	(33.5)
Public telephones in operation	Sets	250,250	331,174	(24.4)

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2007

(In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

Local traffic: in pulses in the 1H07 does not reflect the traffic generated by the terminals migrated to Local Traffic Packages and those already covered by the Pulse/Minute conversion determined by ANATEL. Should the traffic generated by such terminals be considered, the fall in total recorded pulses would be of – 15.1% and in total exceeding pulses, of -12.1% .

6.	Investments

The Company submitted the Capital Budget for 2007 in the consolidated amount of R$1,845 million for appreciation by the Board of Directors, which was subsequently approved in the Annual Shareholders’ Meeting of March 29, 2007.

This figure is in line with the Company’s needs, and confirms the long-term commitment with the Telefonica Group in Brazil, regarding both maintenance and socialization of traditional services and increase in new services and a more comprehensive and better client service.

Up to June 30, 2007, the Company invested the consolidated amount of R$813.6, and until June 2007, the new commitments with capital expenses are as follows:

Year of	Total contracted	Total budgeted
disbursement	amount	amount

2007	877.1	979.5

6.1	Sale of telephone lines (*)

At the end of March 2007, of the 12,036,987 lines in operation, 75% were residential, 14% non-residential, 6% company lines and the remaining referred to lines for own and Public Use.

6.2	Public use telephony (*)

The Company has a Public Use Telephone plant with 250,286 units, to meet the demands of the São Paulo state population and the regulatory agency.

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

 June 30, 2007

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7.	ANATEL

7.1 Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) are available for the society follow-up on the National Communications Agency (ANATEL) site, at www.anatel.gov.br.

7.2 Concession contract

The STFC concession contract was extended on December 22, 2005 for a further 20 years, and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. This condition enables ANATEL to establish new provisions and goals for purposes of universalization and quality, considering the conditions prevailing on the occasion.

8.	Alternative fixed telephony plans

Alternative fixed telephony plans make Telesp’s installed capacity more profitable, builds client loyalty and improves the services provided to different market segments, offering more adequate options to access fixed telephones. This reflects Telesp’s commitment to universalization of telecommunications services in the state of São Paulo, exceeding regulatory requirements, and to popularize access to communication and information.

Highlight is given to the successful Minutes Plans, which provide progressive discounts on the volume of contracted minutes. There are versions for the fixed-to-fixed, fixed-to- mobile and interstate long-distance calls. Alternative plans already represent 42.6% of the total lines in operation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2007

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

9.	Migration from pulses to minutes

The Company began a process of migration of the collection system from pulse to minutes, according to renewal of the Concession Contract, which should be concluded by July 31, 2007. The Company offers the PASOO plan (mandatory alternative plan) in addition to the basic plan. The major differences between such plans are as follows:

	Basic plan	PASOO

Residential subscription	R$38.80	R$38.80
Residential bundled minutes	200 minutes	400 minutes
Non-residential bundled minutes	150 minutes	360 minutes
Regular hours
Call completion (within the bundled minutes))	Do not have	4 minutes
Call completion tariff (unbundled minutes))	Do not have	R$0,14995
Local minute value	R$0,09767	R$0,03747
Minimum tariff time	30 seconds	Do not have
Tariff time	6 seconds	6 seconds
Charged calls	> 3 seconds	all
Reduced tariff hours
Call completion (within the bundled minutes)	2 minutes	4 minutes
Call completion tariff (unbundled minutes))	R$0,19534	R$0,14995

10.	Tariff adjustment on July 17, 2007

Increase in the fixed-to-fixed tariff rates through Rulings No. 66,028 and 66,031 – ANATEL approved the tariff increase percentages for the STFC, as per criteria established in the Local and National Long-Distance Concession Contracts, effective as from July 20, 2007. The tariff increases were the same for Local and LDN, that is, 2.21%.

Increase in the fixed-to-mobile tariff rates through Ruling No. 66,029 – ANATEL approved the increase of 3.29% for calls made between fixed and mobile telephones (VC1, VC2 and VC3) in all of TELESP’s concession area, sectors 31, 32 and 34 of Region III. On this same date, ANATEL approved increase in the fixed-to-mobile interconnection tariff, referring to VC1, VC2 and VC3 in 2.25%. Increases became effective as from July 20, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2007

 (In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

11.	Additional information

For further details on the Company’s performance, please refer to the “Press Release” available on www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 15, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director